                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2001


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________



                        Commission File Number: 000-21553


                           METROPOLITAN BANK AND TRUST
                               COMPANY 401(k) PLAN
                            (Full title of the Plan)


                          METROPOLITAN FINANCIAL CORP.
                            22901 Millcreek Boulevard
                            Highland Hills, OH 44122
                                 (216) 206-6000
             (Name of issuer of the securities held pursuant to the
                    plan and address of its principal office)

                              REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:

         1.       Independent Auditors' Report

         2.       Statement of Net Assets Available for Benefits

         3.       Statement of Changes in Net Assets Available for Benefits

         4.       Notes to Financial Statements

         5. Schedule of Assets Held for Investment Purposes at the End of the Year

         6.       Schedule of Reportable Transactions

Exhibits.  The following exhibit is filed as part of this annual report:

         Exhibit 23 - Consent of Crowe, Chizek and Company LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   METROPOLITAN BANK AND TRUST
                                   COMPANY 401(k) PLAN

                                   By:      METROPOLITAN BANK AND
                                            TRUST COMPANY


                                   By:      /S/ KENNETH T. KOEHLER
                                       ----------------------------------------
                                            Kenneth T. Koehler,
                                             President & Chief Operating Officer
                                             (on behalf of the Registrant)


                                   By:      /S/ TIMOTHY W. ESSON
                                        ---------------------------------------
                                            Timothy W. Esson,
                                            Vice President-Finance for the Bank
                                            (as Principal Accounting Officer)

Date: June 28, 2002

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                              Highland Hills, Ohio

                              FINANCIAL STATEMENTS
                           December 31, 2001 and 2000




                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS ....................................   1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ..............   2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ....   3

     NOTES TO FINANCIAL STATEMENTS ................................   4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)   9

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Metropolitan Bank and Trust 401(k) Plan
Highland Hills, Ohio

We have audited the accompanying statements of net assets available for benefits of the Metropolitan Bank and Trust 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         Crowe, Chizek and Company LLP

Cleveland, Ohio
April 5, 2002



--------------------------------------------------------------------------------


                                                                              1.

                     METROPOLITAN BANK AND TRUST 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


                                                        2001         2000
                                                     ----------   ----------
ASSETS
     Investments
         Common stock                                $  180,673   $  115,741
         Short-term investments                          18,069      584,817
         Shares of registered investment companies    3,688,695    3,414,548
         Loans to Plan participants                      86,767      170,329
                                                     ----------   ----------
                                                      3,974,204    4,285,435

     Receivables
         Employer contribution                           77,203       58,219
         Participant contributions                       31,936       24,737
         Loan payments                                    1,375        2,207
                                                     ----------   ----------

         Total assets                                 4,084,718    4,370,598
                                                     ----------   ----------

LIABILITIES
     Accounts payable                                        56        4,603
                                                     ----------   ----------

         Total liabilities                                   56        4,603
                                                     ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $4,084,662   $4,365,995
                                                     ==========   ==========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              2.

                     METROPOLITAN BANK AND TRUST 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001

--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income (loss)
         Net depreciation in fair value of investments   $  (586,200)
         Interest and dividends                               50,215
                                                         -----------
                                                            (535,985)

     Contributions
         Employer                                            271,837
         Participant                                         846,837
         Rollovers                                           144,124
                                                         -----------
                                                           1,262,798
                                                         -----------

              Total additions                                726,813

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

         Fees and expenses                                    25,822
         Benefits paid to participants                       982,324
                                                         -----------
              Total deductions                             1,008,146
                                                         -----------

NET DECREASE                                                (281,333)

Net assets available for benefits
     Beginning of year                                     4,365,995
                                                         -----------

     End of year                                         $ 4,084,662
                                                         ===========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              3.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Metropolitan Bank and Trust 401(k) Plan (the
Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL: The Plan is a defined contribution plan covering all eligible employees of Metropolitan Bank and Trust Company (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees who have completed 30 days of service and are at least 21 years old are entitled to defer a portion of their salary to the plan.

CONTRIBUTIONS: Participants may make salary deferral contributions at their discretion of up to 20% of annual compensation. Matching contributions are made by the employer on behalf of participants with at least one year of service who made elective compensation deferrals, at the rate of 50% of the first 6% of the participant's compensation deferred under the plan. In addition to the employer matching contribution as described above, the Board of Directors of the Bank can provide for an additional contribution on a discretionary basis. The additional contribution is allocated based on annual compensation. To be eligible to receive the additional contribution, an employee must work 1,000 hours and be employed on the last day of the plan year.

PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contributions, the Bank's matching contribution and an allocation of the amount of a) the Bank's discretionary contribution b) plan earnings, and
c) forfeitures of terminated participants' nonvested accounts. Forfeitures are allocated based on the ratio of a particular employee's compensation to the total compensation of all employees participating in the plan. Plan earnings are allocated based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested after five years of credited service.

PAYMENT OF BENEFITS: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or custodian of another qualified retirement plan or receive a lump-sum distribution.


--------------------------------------------------------------------------------
                                   (Continued)


                                                                              4.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN (Continued)

LOAN PROVISIONS: Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 7.25 percent to 10.50 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD: The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

INVESTMENT VALUATION: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Loans to Plan participants are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

PAYMENT OF BENEFITS:  Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.


--------------------------------------------------------------------------------
                                   (Continued)


                                                                              5.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                      December 31,
                                                         2001
                                                         ----
                                                   SHARES   FAIR VALUE
                                                   ------   ----------

Shares of registered investment companies
    Van Kampen Growth and Income fund              22,297   $  379,264
    Van Kampen Equity Income fund                  29,805      222,345
    Strong Opportunity fund                         6,431      252,680
    Royce Low Priced Stock fund                    18,385      214,551
    Oppenheimer Capital Appreciation fund           7,944      322,220
    Dreyfus S&P 500 Index fund                      7,871      263,040
    Charles Schwab Stable Value fund               85,450    1,158,102



                                                      December 31,
                                                         2000
                                                         ----
                                                   SHARES   FAIR VALUE
                                                   ------   ----------

Shares of registered investment companies
    AIM Aggressive Growth fund                     25,248   $  322,411
    AIM Value Fund                                 41,398      517,892
    AIM Balanced fund                              12,078      363,425
    MFS Massachusetts Growth #13 fund             102,173    1,751,253
    Templeton Foreign A fund                       23,946      247,598

Short-term investments
    Metropolitan passbook savings account                      517,162


During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $586,200 as follows:

    Shares of registered investment companies   $(571,958)
    Common stock                                  (14,242)
                                                ---------

                                                $(586,200)
                                                =========



--------------------------------------------------------------------------------
                                   (Continued)


                                                                              6.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated November 29, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Professional fees for the administration and audit of the Plan were paid by the Bank.

The Plan held the following party-in-interest investments (at fair value):


                                                         December 31,
                                                      2001         2000
                                                   ----------   ----------

Metropolitan Financial Corp. common stock,
  59,237 and 48,733 shares, respectively           $  180,673   $  115,741
Metropolitan passbook savings account                       0      517,162
Charles Schwab Stable Value fund, 85,450 shares     1,158,102            0
Schwab Retirement Money fund, 831 shares                  831            0


NOTE 7 - CHANGE IN TRUSTEE AND THIRD PARTY ADMINISTRATOR

On September 25, 2001, the Board of Directors of the Bank resolved to change the trustee of the Plan from Metropolitan Bank & Trust to The Charles Schwab Trust Company. In addition, the third party administrator for the Plan was changed from Invesco to Invesmart, Inc.

NOTE 8 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $20,387 and $0 at December 31, 2001 and 2000, respectively.


--------------------------------------------------------------------------------
                                   (Continued)


                                                                              7.

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

--------------------------------------------------------------------------------


NOTE 9 - EXPLANATION OF DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND AMOUNTS REPORTED ON FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 5500 as of December 31, 2001:


    Net asset available for benefits
      per the financial statements             $ 4,084,622

    Amounts allocated to withdrawing
      participants                                 (17,032)
                                               -----------

    Net assets available for benefits per
      Form 5500, Schedule H, Part I, line l    $ 4,067,630
                                               ===========


The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001, to Form 5500:

    Benefits paid to participants per
      the financial statements                    $982,324

    Add:  Amounts allocated to withdrawing
       participants at December 31, 2001            17,032
                                                  --------

    Benefits paid to participants per Form 5500   $999,356
                                                  ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.


--------------------------------------------------------------------------------
                                   (Continued)


                                                                              8.

                              SUPPLEMENTAL SCHEDULE

                           METROPOLITAN BANK AND TRUST
                                   401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001

--------------------------------------------------------------------------------

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:                     METROPOLITAN BANK AND TRUST COMPANY
                                          -----------------------------------
Employer identification number:           34-0847574
                                          -----------------------------------
Three-digit plan number:                  002
                                          -----------------------------------



                                                                      (c)
                                                           DESCRIPTION OF INVESTMENT
                                     (b)                    INCLUDING MATURITY DATE                       (e)
                        IDENTITY OF ISSUE, BORROWER,     RATE OF INTEREST, COLLATERAL,      (d)         CURRENT
      (a)                 LESSOR, OR SIMILAR PARTY           PAR OR MATURITY VALUE         COST          VALUE
      ---                 ------------------------           ---------------------         ----          -----


                      SHARES OF REGISTERED INVESTMENT COMPANIES
                      Calvert Income fund                        12,028 shares                      $       200,746
                      Citizens Emerging Growth fund               2,770 shares                               37,816
                      Columbia High Yield fund                    1,721 shares                               15,266
                      Dreyfus S&P 500 Index fund                  7,871 shares                              263,040
                      Gabelli Growth fund                         2,066 shares                               59,247
                      Oppenheimer Capital Appreciation fund       7,944 shares                              322,220
                      Oppenheimer Global fund                     3,500 shares                              163,538
                      PBHG Strategic Small Corp.                 11,765 shares                              161,411
                      Pilgrim International Value fund            3,907 shares                               50,238
                      Royce Low Priced Stock fund                18,385 shares                              214,551
                      Strong Corporate Bond fund                 10,991 shares                              115,403
                      Strong Opportunity fund                     6,431 shares                              252,680
                      Van Kampen Equity Income fund              29,805 shares                              222,345
                      Van Kampen Growth and Income fund          22,297 shares                              379,264
                      White Oak Growth Stock fund                 1,895 shares                               72,828
      *               Charles Schwab Stable Value fund           85,450 shares                            1,158,102
                                                                                                    ---------------
                                                                                                          3,688,695

                      COMMON STOCK

      *               Metropolitan Financial Corp.               Common stock,
                                                                 59,237 shares                              180,673
                                                                                                    ---------------
                      SHORT-TERM INVESTMENTS

                      Cash                                                                                   17,238
       *              Schwab Retirement Money fund                831 shares                                    831
                                                                                                    ---------------
                                                                                                             18,069

                      PARTICIPANT LOANS                     Highest interest rate -
                                                                    10.50%
                                                            Lowest interest rate -
                                                                    7.25%                                    86,767
                                                                                                    ---------------

                                                                                                    $     3,974,204
                                                                                                    ===============



*     Denotes party-in-interest
(d) All investments are participant directed, therefore, historical cost information is not required.


--------------------------------------------------------------------------------


                                                                              9.